Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2019	December 31, 2018
	Note	$	$

ASSETS

Cash and cash equivalents		2,131,579	3,026,385
Short-term investments	3	1,509,378	1,505,161
Marketable securities	4	214,800	252,200
Other assets		149,187	159,188
CURRENT ASSETS		4,004,944	4,942,934

Exploration and evaluation assets	5	42,082,913	41,946,079

ASSETS		46,087,857	46,889,013

LIABILITIES

Accounts payable and accrued liabilities		375,604	602,206

CURRENT LIABILITIES		375,604	602,206

SHAREHOLDERS’ EQUITY

Share capital	6	111,926,166	111,891,213
Contributed surplus		33,561,551	33,484,162
Deficit		(99,775,464)	(99,088,568)

SHAREHOLDERS’ EQUITY		45,712,253	46,286,807

LIABILITIES AND SHAREHOLDERS’ EQUITY		46,087,857	46,889,013

Approved by the Board of Directors

/s/ Robert Gayton	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2019	2018
	Note	$	$

Filing and regulatory fees		150,331	152,047
Office and administration		49,768	65,249
Professional fees		24,846	19,823
Rent and utilities		32,864	28,065
Share-based payments	8,9	65,840	94,344
Shareholder communication and travel		85,564	106,154
Wages and benefits	9	265,280	269,032

CORPORATE EXPENSES		674,493	734,714

Foreign exchange loss		(410)	6,273
Interest income		(24,587)	(17,329)
Unrealized loss (gain) on marketable securities		37,400	(162,400)

LOSS AND COMPREHENSIVE LOSS		686,896	561,258

Basic and diluted loss per share		0.01	0.01

Weighted average number of common shares outstanding		100,805,668	98,300,139

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2019	2018
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(686,896)	(561,258)

ITEMS NOT AFFECTING CASH
Share-based payments		65,840	94,344
Unrealized loss on marketable securities		37,400	(162,400)
		103,240	(68,056)

Change in non-cash working capital items		(111,218)	8,171

OPERATING ACTIVITIES		(694,874)	(621,143)

FINANCING ACTIVITIES

Private placement proceeds	6	-	3,340,826
Private placement issuance costs	6	-	(152,825)
Exercise of stock options	7	25,000	-

FINANCING ACTIVITIES		25,000	3,188,001

INVESTING ACTIVITIES
Redemption of short-term investments		-	(1,913,139)
Mineral property expenditures		(224,932)	(269,515)

INVESTING ACTIVITIES		(224,932)	(2,182,654)

CHANGE IN CASH AND CASH EQUIVALENTS		(894,806)	384,204

Cash and cash equivalents – Beginning		3,026,385	395,370

CASH AND CASH EQUIVALENTS - ENDING		2,131,579	779,574

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2017	96,653,935	108,021,796	32,747,685	(96,232,408)	44,537,073

Private Placement (note 6b)
Gross proceeds	2,905,066	3,340,826	-	-	3,340,826
Issuance costs	-	(152,825)	-	-	(152,825)
Allocation of warrant value	-	(319,000)	319,000	-	-
Share-based payments	-	-	114,793	-	114,793
Loss and comprehensive loss	-	-	-	(561,258)	(561,258)

MARCH 31, 2018	99,559,001	110,890,797	33,181,478	(96,793,666)	47,278,609

Exercise of stock options	1,225,000	732,500	-	-	732,500
Transfer of stock option value	-	267,916	(267,916)	-	-
Share-based payments	-	-	570,600	-	570,600
Loss and comprehensive loss	-	-	-	(2,294,902)	(2,294,902)

DECEMBER 31, 2018	100,784,001	111,891,213	33,484,162	(99,088,568)	46,286,807

Exercise of stock options	50,000	25,000	-	-	25,000
Transfer of stock option value	-	9,953	(9,953)	-	-
Share-based payments	-	-	87,342	-	87,342
Loss and comprehensive loss	-	-	-	(686,896)	(686,896)

MARCH 31, 2019	100,834,001	111,926,166	33,561,551	(99,775,464)	45,712,253

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on April 26, 2019.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

As at March 31, 2019, the Company had $1,509,378 (December 31, 2018 - $1,505,161) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $9,378 (December 31, 2018 - $5,161).

4.	MARKETABLE SECURITIES

As at March 31, 2019, the Company held marketable securities with an aggregate market value of $214,800 (December 31, 2018 - $252,200), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $187,500 (December 31, 2018 - $237,500) and 420,000 common shares of Copper North Mining Corp. with a market value of $27,300 (December 31, 2017 - $14,700).

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2017	40,650,547

Claims maintenance	11,445
Engineering	213,630
Permitting	594,423
Salary and wages	365,615
Share-based payments	110,419

DECEMBER 31, 2018	41,946,079

Claims maintenance	1,470
Engineering	30,507
Permitting	5,513
Salary and wages	77,842
Share-based payments	21,502

MARCH 31, 2019	42,082,913

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

a.	Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b.	Financing

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for aggregate gross proceeds of $3,340,826. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.75 until February 8, 2020. Issuance costs related to the financing totaled $152,825.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,452,533
Exercise price	$1.75
Market price	$1.10
Expected term (years)	2.0
Expected share price volatility	63.8%
Average risk-free interest rate	1.83%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$319,000

7.	WARRANTS AND STOCK OPTIONS

a.	Warrants

The Company issued 1,452,533 warrants on February 8, 2018. All outstanding warrants have an exercise price of $1.75 and a remaining contractual life of 0.86 years.

	Number of	Weighted average
	warrants	exercise price
		$
DECEMBER 31, 2017	-	-

Issued	1,452,533	1.75

DECEMBER 31, 2018	1,452,533	1.75

There were no changes to warrants outstanding during the three months ended March 31, 2019.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

b.	Stock options

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2019, the Company could issue an additional 5,325,065 stock options under the terms of the stock option plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	stock options	exercise price
		$
DECEMBER 31, 2017	4,283,335	0.76

Granted	2,325,000	1.20
Exercised	(1,225,000)	0.60
Forfeited	(183,334)	1.16

DECEMBER 31, 2018	5,200,001	0.98

Exercised	(50,000)	0.50
Expired	(241,666)	0.94
Forfeited	(150,000)	1.20

MARCH 31, 2019	4,758,335	0.98

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50 – 0.67	766,667	0.52	1.31
$0.88	583,334	0.88	0.30
$0.96	1,383,334	0.96	2.37
$1.20	2,025,000	1.20	3.90

MARCH 31, 2019	4,758,335	0.98	2.59

Of the total stock options outstanding, 3,408,335 were vested and exercisable at March 31, 2019. The weighted average exercise price of vested stock options is $0.90 and the average remaining contractual life is 2.07 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	SHARE-BASED PAYMENTS

The following is a summary of the fair value assigned to stock options granted by the Company in 2018. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

Stock options granted	2,325,000
Exercise price	$1.20
Market price	$1.13
Expected option term (years)	3.0
Expected stock price volatility	59.9%
Average risk-free interest rate	1.94%
Expected forfeiture rate	-
Expected dividend yield	-

FAIR VALUE ASSIGNED	$1,038,000

9.	KEY MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of key management was as follows:

For the three months ended March 31,	2019	2018
	$	$
Salaries and director fees	203,292	207,811
Share-based payments	49,118	81,282

KEY MANAGEMENT COMPENSATION	252,410	289,093

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

10.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada and all assets are held in Canada.

11.	CAPITAL MANAGEMENT

There has been no change in the Company’s approach to capital management during the three months ended March 31, 2019. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

12.	FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risks or management’s approach to those risks during the three months ended March 31, 2019.